UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐  No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the closing on January 20, 2015 of the previously announced acquisition by Golar LNG Partners LP (the “Partnership”) of the subsidiaries of Golar LNG Limited (“Golar”) that own and operate the floating storage and regasification unit, the Golar Eskimo, the Partnership and Golar entered into a letter agreement relating to the use of the Golar Eskimo (the “Letter Agreement”), as contemplated by that certain Purchase, Sale and Contribution Agreement dated December 15, 2014.  A copy of the Letter Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.  In addition, the Partnership, as borrower, entered into a loan agreement, with Golar, as lender (the “Loan Agreement”).  A copy of the Loan Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-181094 AND 333-191909) OF THE REGISTRANT

ITEM 6—EXHIBITS

The following exhibits are filed as part of this Report:

10.1 Letter Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited.

10.2 Loan Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: January 22, 2015

	By:	/s/ Brian Tienzo
Name: Brian Tienzo
Title: Principal Financial and Accounting Officer

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